1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
October 9, 2025	www.integraresources.com

INTEGRA ANNOUNCES RESULTS FROM NEAR-MINE OXIDE GOLD DRILLING AT FLORIDA CANYON;
INITIAL DUMP VOLUME AND GRADE ESTIMATES UNDERSCORE NEAR-TERM GROWTH POTENTIAL

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce results from the 2025 growth drilling program at the Company's primary operating asset, the Florida Canyon Mine ("Florida Canyon") located in Nevada. The drill program marks the first phase of a multi-year growth strategy designed to expand mineral resources and reserves, extend mine life, and enhance the value of Florida Canyon.

The 2025 growth drilling program consists of 16,000 meters ("m") of reverse circulation ("RC") and sonic drilling and is focused on three key areas: (1) Near-surface oxide potential from historical low-grade gold-mineralized waste material that was uneconomic at lower gold prices; (2) Expanding in-situ resources between existing mine open pits; and (3) Testing lateral extensions and in-pit infill drilling. As of the date of this news release ~13,000 m of drilling has been completed.

Highlights:

  Opportunity 1: Near-surface oxide potential from historical dump material: Drilling targeting large volumes of historical, gold-mineralized, low-grade waste material that was below the mining cut-off in a significantly lower gold-price environment. These areas demonstrate a significant near-term opportunity to increase mineral resources and potentially extend mine life at Florida Canyon.
    Initial results from the South Mine Dump ("South Dump") confirmed near-surface intervals of oxide gold mineralization with consistent gold grades. Top intercepts include (see detailed table below):
      FCM25-0646: 0.21 grams per tonne ("g/t") oxide gold ("Au") over 73.2 m
      FCM25-0652: 0.20 g/t oxide Au over 68.6 m
      FCM25-0647: 0.20 g/t oxide Au over 53.3 m
      ~70% of drill intercepts exceed the current mine cut-off grade of 0.11 g/t Au
    Preliminary volume and grade estimates for the North Mine Dump ("North Dump") and South Dump areas (see below for further detail and estimation assumptions):
      North Dump: Estimated potential volume of ~19 - 32 million tonnes with a grade range of ~0.11 - 0.25 g/t oxide Au
      South Dump: Estimated potential volume of ~15 - 24 million tonnes with a grade range of ~0.11 - 0.25 g/t oxide Au
      Combined North and South Dump: Estimated potential volume of ~34 - 56 million tonnes with a grade range of ~0.11 - 0.25 g/t oxide Au

  Opportunity 2: Expand in-situ resources between existing mine open pits: Drilling targeting "saddle" and "ridge" ("Inter-Pit") areas located between active and historical pits. Many of these areas have been sparsely drilled historically and offer meaningful growth potential directly adjacent to current and future mining phases.
    Continued results from Inter-Pit areas confirmed broad intervals of gold mineralization with consistent gold grades and heap leach potential. Top intercepts include (see detailed table below):
      FCM25-0592: 0.48 g/t Au over 76.2 m, incl. 8.03 g/t Au over 1.5 m and 3.13 g/t Au over 1.5 m (Central / Radio Tower Saddle)
      FCM25-0625: 0.81 g/t Au over 76.2 m, incl. 14.87 g/t Au over 1.5 m (Radio Tower Extension)
      FCM25-0609: 0.28 g/t Au over 100.6 m (Jasperoid Hill Pit)
      ~16% of drill intercepts within the Radio Tower Pit exceed the current Radio Tower cut-off grade of 0.14 g/t Au
      ~29% of drill intercepts within the remaining Inter-Pit areas exceed the current mine cut-off grade of 0.11 g/t Au
  Metallurgical bottle roll leach tests are underway on material gathered from the drill program to assess potential gold recoveries and other ore characteristics; preliminary indications suggest favorable heap leach characteristics.
  The 2025 drill program at Florida Canyon is expected to support a mineral resource and reserve update and a revised life-of-mine plan in the first half ("H1") of 2026.

George Salamis, President, CEO and Director of Integra commented: "We are pleased to see additional success from our 2025 near-mine oxide drilling campaign at Florida Canyon. Building on initial results released in August, we continue to see excellent gold-mineralized intercepts in both the historical dump and Inter-Pit areas, which confirm excellent grade continuity and continue to highlight the potential to grow mineral resources and extend mine life. Furthermore, the initial volume and grade estimates from the North and South Dump of ~34 - 56 million tonnes with a grade range of ~0.11 - 0.25 g/t oxide Au demonstrates the potential size and scale of the near-term life-of-mine growth opportunity at Florida Canyon. We believe that aggressively pursuing low-strip, near-surface gold-mineralized material at Florida Canyon in the current gold price environment offers potential for meaningful returns for Integra shareholders. The Company aims to formally demonstrate this growth potential in 2026 with an updated mineral resource and reserve estimate and life-of-mine plan."

Key Figures

Figure 1 - Florida Canyon Mine 2025 Growth Drilling Target Areas:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-1-Plan-Figure-2025-10-08-vF.pdf

Figure 2 - Historical Mine Dump 2025 Drill Collars and Potential Volume Footprint:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-2-South-Mine-Dump-Drilling-2025-10-08-vF.pdf

Figure 3 - Historical South Mine Dump Material Cross Section A-A':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-3-A-A-S-Waste-Dump-Section-2025-10-08-vF.pdf

Figure 4 - Inter-Pit 2025 Drill Collars:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-4-Jasperoid-Radio-Tower-FC-Area-Drilling-2025-10-08vF.pdf

Figure 5 - Inter-Pit Cross Section B-B':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-5-B-B-N-Interpit-Section-2025-10-08-vF.pdf

Figure 6 - Radio Tower Cross Section C-C':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-6-C-C-Radio-Tower-Section-2025-10-08-vF.pdf

Figure 7 - Florida Canyon Cross Section D-D':

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-7-D-D-Florida-Canyon-Section-2025-10-08-vF.pdf

Figure 8 - 2025 Florida Detailed Drilling Results:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/10/FCM-NR3-Fig-8-Detailed-Drill-Results-2025-10-08-vF-1.pdf

Opportunity 1 Drilling Overview: Near-Surface Oxide Potential from Historical Dump Material

Within the permitted Florida Canyon mine boundary there are several volumes of historically mined low-grade gold-mineralized dump material, averaging below the historical mine cut-off grades. This gold-mineralized material, historically uneconomic at lower gold prices, is a product of decades of past mining and has been identified as a high-potential, low-strip, near-surface oxide gold target for growth. Potential has already been demonstrated by the historical in-pit mine dumps (historical backfill material), which are being partially utilized by current operations. The historical dump material presents an immediate opportunity to expand mineral resources and reserves with minimal mining cost.

The North and South Dumps were identified as high-priority targets for the 2025 growth drilling program at Florida Canyon. Initial drill results from both dumps have successfully demonstrated the potential for near-term oxide growth at Florida Canyon.

Top intercepts from drilling at the South Dump (see detailed table below):

  FCM25-0646: 0.21 g/t oxide Au over 73.2 m
  FCM25-0652: 0.20 g/t oxide Au over 68.6 m
  FCM25-0647: 0.20 g/t oxide Au over 53.3 m
  ~70% of drill intercepts exceed the current mine cut-off grade of 0.11 g/t Au (assumes a gold price of US$2,000 per ounce among several other factors)

Key observations and achievements of initial drilling at the South Dump:

  Confirmed gold grade continuity and distribution

  Collected material for metallurgical testing, including bottle rolls, column tests, and permeability assessments
  Initial results support the potential conversion of this material into mineral resources and reserves through inclusion in an updated resource and reserve block model and mine plan
  Dump material offers potential to increase future operational flexibility by providing readily available gold-mineralized material suitable for heap leaching, that will not require blasting
  Material could potentially improve near- to medium-term ore feed without significant capital investment, while potentially reducing reliance on higher-strip in-situ material

Based on a combination of historical drilling and drilling as part of the 2025 Florida Canyon oxide growth drilling program, the Company has developed preliminary volume and grade estimates for the North and South Dump:

  North Dump: Estimated potential volume of ~19 - 32 million tonnes with a grade range of ~0.11 - 0.25 g/t oxide Au
  South Dump: Estimated potential volume of ~15 - 24 million tonnes with a grade range of ~0.11 - 0.25 g/t oxide Au
  Combined North and South Dump: Estimated potential volume of ~34 - 56 million tonnes with a grade range of ~0.11 - 0.25 g/t oxide Au

Tonnage ranges for the North and South Dump are derived from an estimated mineable percentage of the total dump volume calculated from 3-dimensional surfaces and an approximate volume of material exceeding the current mining ore grade cut-off. These assumptions are generally based on the site technical staff's knowledge of the Florida Canyon geology, rock types, and metallurgical characteristics, in addition to visual inspection of the drilling samples so far.

North and South Dump material was originally mined from the late-1980s through the mid-1990s when gold prices ranged from US$325 - US$450 per ounce and cut-off grades were between 0.28 - 0.34 g/t Au, which is significantly higher than current cut-off grades used at Florida Canyon.

Drilling results so far indicate that the upper end of grades in the dumps average slightly lower than the historic cut-off grades, at ~0.25 g/t oxide Au. Therefore, the grade range of the mineable mineralized material in the historic waste dumps is estimated to run from the approximate current cut-off grade of ~0.11 g/t oxide Au on the low end and up to ~0.25 g/t oxide Au on the high end.

The potential quantity and grade of the North and South Dumps are conceptual in nature. There has been insufficient exploration, drilling, and metallurgical heap leach recovery testing to estimate and define a Mineral Resource, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Exploration targets such as the North and South Dumps are used to provide a conceptual estimate of the potential quantity and grade of a mineral deposit, based on known and additional limited geological evidence. It is an early-stage assessment that will help to guide further exploration, but it is not a mineral resource or mineral reserve and should not be treated as such.

Opportunity 2 Drilling Overview: Expanding In-Situ Resources Between Existing Mine Open Pits

A secondary focus of the 2025 drill program is on gold resource expansion opportunities within "saddle" and "ridge" zones, located between existing open pits. Several of the Inter-Pit areas remain sparsely drilled and offer significant upside gold potential. Historical drilling demonstrates encouraging intercepts of mineralization at or near-surface. Inter-Pit areas targeted as part of the drill program include the Central/Radio Tower Pit Saddle, Florida Canyon Saddle, North Pit Saddle and within the Radio Tower Pit.

Top intercepts from the Inter-Pit areas (see detailed table below):

  FCM25-0592: 0.48 g/t Au over 76.2 m, incl. 8.03 g/t Au over 1.5 m and 3.13 g/t Au over 1.5 m (Central / Radio Tower Saddle)
  FCM25-0625: 0.81 g/t Au over 76.2 m, incl. 14.87 g/t Au over 1.5 m (Radio Tower Extension)
  FCM25-0609: 0.28 g/t Au over 100.6 m (Jasperoid Hill Pit)
  ~16% of drill intercepts within the Radio Tower Pit exceed the current Radio Tower cut-off grade of 0.14 g/t Au (assumes a gold price of US$2,000 per ounce among several other factors)
  ~29% of the remaining drill intercepts within the Inter-Pit areas exceed the current mine cut-off grade of 0.11 g/t Au (assumes a gold price of US$2,000 per ounce among several other factors)

Key observations and achievements of initial drilling in the Inter-Pit areas:

  Confirmed gold grade continuity and distribution within targeted zones
  Collected material for metallurgical testing, including bottle rolls, column tests, and permeability assessments
  Initial results support potential pit expansion, specifically between the Central and Radio Tower Pits, two of the largest areas of known gold mineralization at Florida Canyon

Success within the identified Inter-Pit areas has the potential to meaningfully increase mineral resources and reserves by extending existing pit limits within the current Florida Canyon Mine Plan of Operations.

Current Detailed Drilling Results:

The following table highlights selected intercepts from the 2025 Florida Canyon drill program announced within this news release.

Table 1 - Current Detailed Drilling Results 1,2,3,4,5:

Drill Hole	Area	From (m)	To (m)	Interval (m)	g/t Au
FCM25-0578	FC Area	0.0	9.1	9.1	0.32
FCM25-0578	FC Area	105.2	115.8	10.7	0.18
FCM25-0579	FC Area	73.2	140.2	67.1	0.19
FCM25-0580	FC Area	0.0	7.6	7.6	0.20
FCM25-0580	FC Area	36.6	48.8	12.2	0.15
FCM25-0581	FC Area	13.7	39.6	25.9	0.97
including	FC Area	19.8	21.3	1.5	12.1

FCM25-0581	FC Area	83.8	94.5	10.7	0.23
FCM25-0583	FC Area	0.0	73.2	73.2	0.24
FCM25-0583	FC Area	112.8	132.6	19.8	0.18
FCM25-0584	FC Area	1.5	18.3	16.8	0.15
FCM25-0584	FC Area	57.9	70.1	12.2	1.21
including	FC Area	65.5	67.1	1.5	7.36
FCM25-0592	Central / Radio Tower Saddle	0.0	76.2	76.2	0.48
including	Central / Radio Tower Saddle	39.6	48.8	9.2	2.44
including	Central / Radio Tower Saddle	39.6	41.2	1.5	8.03
including	Central / Radio Tower Saddle	47.2	48.8	1.5	3.13
FCM25-0601	FC Area	0.0	13.7	13.7	0.15
FCM25-0601	FC Area	53.3	125.0	71.6	0.15
FCM25-0609	Jasperoid Hill Pit	0.0	100.6	100.6	0.28
FCM25-0610	Jasperoid Hill Pit	15.2	35.1	19.8	0.49
FCM25-0623	FC Area	0.0	48.8	48.8	0.25
FCM25-0625	Radio Tower Extension	0.0	76.2	76.2	0.81
including	Radio Tower Extension	33.5	41.2	7.6	5.94
including	Radio Tower Extension	38.1	39.6	1.5	14.87
FCM25-0626	Radio Tower Extension	0.0	79.3	79.3	0.19
FCM25-0630	Radio Tower Extension	18.3	56.4	38.1	0.25
FCM25-0645	FC Area	33.5	76.2	42.7	0.22
FCM25-0646	Historical South Dump	0.0	73.2	73.2	0.21
FCM25-0647	Historical South Dump	0.0	53.3	53.3	0.20
FCM25-0652	Historical South Dump	0.0	68.6	68.6	0.20
FCM25-0660	Historical South Dump	1.5	24.4	22.9	0.23

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) An economical cut-off of 0.14 g/t Au within Radio Tower and 0.11 g/t Au for the rest of the mine site was considered during the creation of intersects.

(4) Some of the reported intervals within Inter-Pit areas contain sulphide content exceeding ~1%, as determined by laboratory analysis. These sulphide concentrations may impact metallurgical recoveries and are not necessarily representative of the bulk tonnage of the zone. The reported intervals include both oxide and sulphide material as encountered in drilling. Further metallurgical testing is required to accurately characterize recovery profiles.

(5) Some of the reported intervals contain clay content. Clay concentrations may impact metallurgical recoveries and are not necessarily representative of the bulk tonnage of the zone. Further metallurgical testing is required to accurately characterize recovery profiles.

Corporate Update

The Company announces that Eric Tremblay has resigned from Integra's Board of Directors, effective immediately. Integra would like to thank Mr. Tremblay for his contributions to the growth of the Company and wishes him well in his future endeavours.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Gregory Robinson (P.E., SME Registered Member), Integra's General Manager of the Florida Canyon Mine. Mr. Robinson is a "qualified person" as defined in NI 43-101.

To verify the information related to the 2025 drilling programs at Florida Canyon, Mr. Robinson frequently visits the property; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Sampling and QA/QC Procedure

RC samples were collected at 5-foot intervals directly at the drill rig using pre-labeled bags. Samples were submitted to American Assay Laboratories ("AAL") in Reno, Nevada, an ISO/IEC 17025 accredited laboratory. AAL is independent of Integra. Sample preparation involved drying, jaw crushing to >70% passing 2 mm (10 mesh) and pulverizing a 300 g split to >85% passing 75 microns.

Gold analysis was performed on a 30-gram pulp using fire assay with ICP-AES finish. Samples returning >10 ppm Au were re-assayed using a gravimetric finish. Additionally, samples with Au >0.156 ppm underwent cyanide-soluble (0.3% NaCN/0.3%NaOH using a sample to solution ratio of 1:2 or 10g/20mL) analysis and preg-robbing (0.3% NaCN/0.3%NaOH + 1.71ppm/mL Au spike using 1:2 ratio calculates to 3.42ppm in the 10g/20mL) tests to assess metallurgical characteristics. Quality control protocols included the routine insertion of blank samples, certified reference materials (standards), and field and pulp duplicates. Blank material and standards were purchased from Moment Exploration Geochemistry. AAL also inserted internal control samples and duplicates within each batch.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the timing, scope, and objectives of the 2025 drill program at the Florida Canyon, exploration target disclosure with respect to the potential quantity and grade of the North and South Dumps, the potential to expand mineral resources and reserves, extend mine life, optimize mine planning, and maximize project value, as well as the anticipated timing of results and a future mineral resource and reserve update and revised life-of-mine plan for Florida Canyon; the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.